 Exhibit 99.1

SNDL Reports Third Quarter 2023 Financial and Operational Results and Achieves Positive Net Cash from Operating Activities and Free Cash Flow

CALGARY, AB, Nov. 13, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the third quarter ended September 30, 2023. Unless otherwise indicated, all financial information in this press release is reported in millions of Canadian dollars.

SNDL has also posted a supplemental investor presentation on its website, at https://sndl.com.

THIRD QUARTER 2023 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net cash provided by operating activities of $27.5 million in the third quarter of 2023, compared to $8.6 million in the third quarter of 2022.
•	Positive free cash flow[1] of $16.5 million in the third quarter of 2023, compared to negative $67.1 million in the third quarter of 2022.
•	As of September 30, 2023, SNDL's unrestricted cash stood at $202.0 million, up from $185.5 million on June 30, 2023. This 8.9% sequential increase can be attributed to effective cash-generating initiatives and operational efficiencies implemented throughout the quarter, particularly in working capital.
•	Net revenue for the third quarter of 2023 of $237.6 million, compared to $230.5 million in the third quarter of 2022, an increase of 3.1%.
•	Liquor Retail: Net revenue of $151.8 million for the third quarter of 2023, showing stable revenue compared to the same quarter in the prior year.
•	Cannabis Retail: Net revenue of $75.5 million for the third quarter of 2023, an increase of 14.1% compared to the same quarter of the prior year.
•	Cannabis Operations: Net revenue of $21.0 million for the third quarter of 2023, an increase of 77.4% compared to the same quarter of the prior year.
•	Gross margin of $48.6 million in the third quarter of 2023, compared to $50.3 million in the third quarter of 2022, a 3.4% decrease driven by non-cash inventory impairments.
•	Net loss of $21.8 million for the third quarter of 2023, compared to a loss of $98.8 million in the third quarter of 2022, an improvement of 77.9% mainly driven by asset impairments recorded in 2022.
•	Adjusted EBITDA of $16.1 million for the third quarter of 2023, compared to $18.3 million from the third quarter of 2022.
•	SNDL currently has five credit investments in the SunStream portfolio following the monetization of one credit exposure in the third quarter of 2023.
_____________________________
[1] See Specified Financial Measures - Free Cash Flow

"SNDL's positive net cash from operating activities and first quarter of free cash flow generation marks a pivotal milestone, reflecting our team's commitment to operational and financial excellence," said Zach George, Chief Executive Officer of SNDL. "We are intent on realizing SNDL's potential for improved profitability, material growth and greater efficiencies across all of our segments. We recently commenced our Liquor Retail data program and continue to see margin improvements in our Cannabis Retail network. In addition, we have rationalized our facility footprint and are moving aggressively into procurement to drive improved results in our Cannabis Operations segment. As previously disclosed, we are in the advanced stages of restructuring key U.S. credit exposures in a manner compliant with U.S. laws. Our commitment to delight consumers remains steadfast as we work to deliver cost-effective, high-quality products and exceptional retail experiences. While we have made significant progress and recognize our achievements, our goals are a far climb from where we stand today. Our industry-leading balance sheet and improved operations enable us to avoid short-term thinking in order to build the foundations of a business that we believe will create sustainable shareholder value through strong free cash flow generation."

THIRD QUARTER 2023 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended September 30, 2023
Net revenue	151,801	75,539	20,954	-	(10,699)	237,595
Gross margin	37,263	20,046	(8,704)	-	-	48,605
Income (loss) from operations	8,257	3,481	(13,971)	9,886	(24,023)	(16,370)

Three months ended September 30, 2022
Net revenue	152,488	66,202	11,810	-	-	230,500
Gross margin	35,568	14,494	247	-	-	50,309
Income (loss) from operations	13,302	(83,708)	(5,673)	7,936	(20,399)	(88,542)

THIRD QUARTER 2023 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 170 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor".

•	Net revenue for Liquor Retail sales for the three banners combined was $151.8 million for the third quarter of 2023, showcasing stable revenue compared to $152.5 million in the same quarter in the prior year.
•	For locations operational throughout the third quarter of 2023 and 2022, same-store sales remained stable year-over-year across all liquor banners.
•	Gross margin in the Liquor Retail segment was $37.3 million, or 24.5% of sales in the third quarter of 2023, compared to $35.6 million, or 23.3% of sales, in the third quarter of 2022. Gross margin growth added $1.7 million to cash flow, mainly driven by procurement productivity and product mix management initiatives.
•	SNDL launched an e-commerce platform for its Liquor Retail banner Wine and Beyond to drive accretive revenues and meaningful basket growth opportunities. Early observations suggest an average increase in total basket spend for online purchases compared to in-store purchases in the first four weeks post-launch.
•	SNDL has constructed and shared the Liquor Retail proprietary data licensing program framework with its partners. It anticipates revenue generation starting in the first quarter of 2024, helping to further enhance the segment's profit margins.
•	Private label sales, a substantial driver of gross margin growth, increased by 33% compared to the third quarter of 2022 and 7% compared to the second quarter of 2023. This increase is driven by further additions to the private label offerings, particularly within the value segment.
•	The Company expects to launch its first wine private label in the first half of 2024, enhancing its successful private label lineup. This new offering will feature an array of wine varietals sourced from distinguished regions and notable winemakers, all priced attractively, which is expected to contribute to SNDL's margin growth while further distinguishing its liquor retail banners.
•	The Company plans to open a new Wine and Beyond location in Airdrie, Alberta, in the first quarter of 2024 to further drive revenue growth under the banner.
•	As of November 13, 2023, the Ace Liquor store count is 138, the Liquor Depot store count is 20, and the Wine and Beyond store count is 12.

Cannabis Retail

With its ownership interest in Nova Cannabis Inc. ("Nova"), SNDL is Canada's largest private-sector cannabis retailer, operating 186 locations under its four retail banners: "Value Buds", "Spiritleaf", "Superette", and "Firesale Cannabis". SNDL's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences it provides customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

•	Net revenue from the Cannabis Retail segment for the third quarter of 2023 was $75.5 million, compared to $66.2 million in the third quarter of 2022, a 14.1% increase year-over-year and a record for the segment since SNDL diversified into Cannabis Retail in 2021.
•	For locations operational throughout the third quarter of 2023 and 2022, same-store sales increased 3.9% year-over-year across all Cannabis Retail banners.
•	Gross margin of $20.0 million, or 26.5% of sales, up from 21.9% of sales in the third quarter of 2022, and a 12.4% increase sequentially showcasing the Company's efforts in continued margin expansion initiatives and data program enhancements.
•	Nova's proprietary data licensing program resulted in revenue for the third quarter of 2023 of $4.0 million, compared to $1.4 million in the third quarter of 2022, representing a 53.8% growth compared to the second quarter of 2023.
•	The Company expanded its collaboration with Nova for Value Buds' private label products. This past quarter, Nova introduced a new 1.2-gram vape to its existing large format flower offerings. From the launch of this product on September 8, 2023, to September 30, 2023, 'Hello My Name is Strawberry' was the bestselling 1.2-gram vape cartridge in Alberta Value Buds stores. The Company anticipates expanding to a full suite of products, with a keen focus on launching pre-rolls in the near future.
•	As of November 13, 2023, the Spiritleaf store count is 87 (22 corporate stores and 65 franchise stores), the Value Buds store count is 92 corporate stores, the Superette store count is five corporate stores, and the Firesale store count is two corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

•	Net revenue from the Cannabis Operations segment for the third quarter of 2023 was $21.0 million, a 77.4% increase compared to the third quarter of 2022.
•	Gross margin of negative $8.7 million in the third quarter of 2023, compared to $0.2 million in the third quarter of 2022, mainly due to inventory impairment.
•	SNDL recently announced an additional step towards optimizing its facility footprint to bolster competitiveness and profitability in its Cannabis Operations segment. The Company will consolidate cultivation activities at its Atholville, New Brunswick facility while centralizing manufacturing, processing, and production operations in Kelowna, British Columbia.
•	The Company has implemented innovative strategies in its Atholville, New Brunswick facility to improve cultivation, resulting in an average annual yield of 105 grams per square foot and an average THC potency result of 25%.
•	In the third quarter of 2023, SNDL optimized its brand portfolio rationalizing by close to 50% its total offerings across all brands to focus on high-performing SKUs, key consumer categories and new innovations. This rationalization initiative prioritizes revenue generation and key volume SKUs to deliver increased margins within the Cannabis Operations segment and owned retail locations through 2024.
•	The Company launched 41 SKUs in the third quarter of 2023, primarily focusing on large format flower, vapes, and pre-rolls under its value-driven brands, Palmetto and Versus, aligning with its consumer-driven innovation strategy and retail trends.
•	SNDL worked cross-functionally to roll out the Ontario Cannabis Store flow-through fulfillment process and has since ranked as the #4 licensed producer in dollar sales since the process was implemented.

Investments

•	As of the end of the third quarter of 2023, the Company had deployed capital into cannabis-related credit investments with a carrying value of $583.2 million, including $550.5 million through the SunStream Bancorp Inc. joint venture ("SunStream").
•	SunStream is a joint venture sponsored by SNDL. SunStream directed the formation of the SunStream USA group of companies ("SunStream USA"), in connection with the restructuring of certain loans controlled by SunStream. SunStream USA is anticipated to be a U.S. platform with one or more independent third-party investors, which will be independently managed and governed. The SunStream USA structure is anticipated to be reviewed by the Nasdaq, as the relevant listing authority for SNDL.
•	For the third quarter of 2023, the investment portfolio generated revenue of $10.0 million, mainly driven by interest and fee revenue of $3.3 million and an increase in the estimated fair value of the Company's U.S. credit investments of $6.6 million.
•	At the end of the third quarter of 2023, the credit portfolio controlled by SunStream comprised five investments: Jushi Holdings Inc., SKYMINT Brands ("Skymint"), Ascend Wellness Holdings, Surterra Holdings, Inc. d/b/a Parallel ("Parallel"), and Columbia Care Inc.
•	On September 22, 2023, an affiliate of SunStream entered into restructuring arrangements relating to investments in Parallel, which contemplate the foreclosure, to a SunStream USA entity, of certain Parallel cannabis operations in Florida, Massachusetts, Texas, and Nevada (the "Parallel Transaction").
•	On October 23, 2023, an affiliate of SunStream announced a receivership court order granting the sale of certain assets of Skymint to a SunStream USA entity (the "Skymint Transaction").
•	The Parallel Transaction and Skymint Transaction are anticipated to close by the end of the first quarter of 2024 and are subject to certain conditions and regulatory approvals.
	Three months ended September 30		Nine months ended September 30
($000s)	2023	2022	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	891	924	2,819	2,737
Interest and fee revenue from investments at Fair Value Through Profit or Loss	250	1,095	1,124	3,754
Interest revenue from cash	2,185	2,293	6,780	4,259
	3,326	4,312	10,723	10,750
Investment revenue (loss)
Realized (losses) gains	(46,082)	-	(138,874)	389
Unrealized gains (losses)	46,167	(5,513)	130,267	(58,685)
	85	(5,513)	(8,607)	(58,296)
Revenue from direct investments	3,411	(1,201)	2,116	(47,546)
Share of profit (loss) of equity-accounted investees	6,581	9,176	15,161	(24,711)
Total investment activities	9,992	7,975	17,277	(72,257)

Equity Position

•	$785 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees and no outstanding debt at September 30, 2023, resulting in a net book value of $1.3 billion.
•	The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. For the three months ended September 30, 2023, the Company did not purchase common shares for cancellation. The share repurchase program was set to expire on November 20, 2023, but on November 10, 2023, SNDL's board of directors approved an extension to November 20, 2024.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, the accretive deployment of cash resources, expansion of its retail distribution network, the further streamlining of the Company's operating structure, and enhanced offerings of high-quality brands within the Liquor Retail, Cannabis Retail and Cannabis Operations segments.

Integration Initiatives

Since the acquisition of The Valens Company Inc. in January 2023 (the "Valens Acquisition"), the Company has realized $21.9 million in annualized cost savings, substantially exceeding its total initial target of $10 million. In 2023 alone, SNDL achieved cost savings of $17.8 million at an expenditure of $3.6 million. Most cost savings have been realized through SG&A, supply chain consolidation and operational efficiency. By 2024, run-rate synergies are expected to exceed $40 million annually, and proceeds from asset sales are expected to total $9 million.

SNDL made significant optimizations to its facility footprint to enhance the competitiveness and profitability of its Cannabis Operations segment. As a result of this key integration initiative, SNDL expects optimizing its facility footprint to result in an additional $10 million in annual savings from its Cannabis Operations segment through reduced fixed overhead, power costs, and increased labour efficiencies.

As part of SNDL's commitment to effectively address market demand, the Company is in the process of rationalizing its SKU portfolio. By focusing on high-margin products and continuing to drive innovation, the Company expects to see better margins for the Cannabis Operations segment and through owned retail in the upcoming quarters. This approach is designed to allow the Company to optimize its resources and achieve its long-term goals while maintaining a competitive edge in the market.

The Company's integration initiatives are critical to SNDL's vision of establishing Canada's largest regulated products platform and generating sustainable free cash flow.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim Financial Statements and Notes for the three and nine month ended September 30, 2023, and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Monday, November 13, 2023.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2023q3.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 0541#
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."
SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, the Company's ability to achieve improved profitability, growth and efficiencies across all segments, or its goal of sustainable, positive gross margin and positive free cash flow, revenue generation from the Liquor Retail proprietary data licensing program, expansion of product offerings (including the expected launch of the Company's wine private label), the impact of rationalization initiatives on revenue and margins within the Cannabis Operations segment and owned retail locations, the expansion and additional cost savings at the Atholville facility, performance of the Company's investments, including through the SunStream joint venture and SunStream USA, the receipt of regulatory and listing authority approvals necessary to implement the proposed SunStream USA investment structure, the ability to realize expected cost savings in relation to the Valens Acquisition, expected run-rate synergies and expected proceeds from future asset sales, and any other potential forms of shareholder value creation.. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D. - Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Gross revenue	249,796	235,144	696,118	482,828
Excise taxes	12,201	4,644	35,562	11,036
Net revenue	237,595	230,500	660,556	471,792
Cost of sales	180,375	179,093	503,444	367,710
Inventory impairment and obsolescence	9,126	(2,307)	22,594	3,545
Gross margin before fair value adjustments	48,094	53,714	134,518	100,537
Change in fair value of biological assets	(1,819)	(1,899)	(6,767)	1,403
Change in fair value realized through inventory	2,330	(1,506)	5,328	(5,133)
Gross margin	48,605	50,309	133,079	96,807

Interest and fee revenue	3,445	4,312	11,077	10,750
Investment loss	(29)	(5,513)	(9,218)	(58,296)
Share of profit (loss) of equity-accounted investees	6,581	9,176	15,161	(24,711)

General and administrative	48,235	45,014	149,535	95,989
Sales and marketing	3,271	1,935	10,761	6,178
Research and development	57	1,503	217	1,988
Depreciation and amortization	15,545	9,783	45,456	19,322
Share-based compensation	5,373	2,069	11,475	6,711
Restructuring costs	708	-	6,286	(882)
Asset impairment	1,783	86,522	4,248	88,372
Loss from operations	(16,370)	(88,542)	(77,879)	(193,128)

Transaction costs	(226)	(417)	(2,439)	1,040
Finance costs, net	(2,142)	(8,409)	(9,773)	(34,853)
Change in estimate of fair value of derivative warrants	(2,840)	(8,500)	4,202	6,856
Foreign exchange gain (loss)	(235)	91	(429)	102
Gain (loss) on disposition of assets	(14)	6	(275)	408
Loss before income tax	(21,827)	(105,771)	(86,593)	(219,575)
Income tax recovery	-	6,927	-	8,718
Net loss from continuing operations	(21,827)	(98,844)	(86,593)	(210,857)
Net loss from discontinued operations	-	-	(4,535)	-
Net loss	(21,827)	(98,844)	(91,128)	(210,857)

Equity-accounted investees - share of other comprehensive income (loss)	11,124	23,194	(882)	29,188
Comprehensive loss	(10,703)	(75,650)	(92,010)	(181,669)

Net loss from continuing operations attributable to:
Owners of the Company	(21,784)	(98,108)	(85,337)	(209,313)
Non-controlling interest	(43)	(736)	(1,256)	(1,544)
	(21,827)	(98,844)	(86,593)	(210,857)
Net loss attributable to:
Owners of the Company	(21,784)	(98,108)	(89,872)	(209,313)
Non-controlling interest	(43)	(736)	(1,256)	(1,544)
	(21,827)	(98,844)	(91,128)	(210,857)
Comprehensive loss attributable to:
Owners of the Company	(10,660)	(74,914)	(90,754)	(180,125)
Non-controlling interest	(43)	(736)	(1,256)	(1,544)

Condensed Consolidated Interim Statement of Financial Position
(Unaudited - expressed in thousands of Canadian dollars)

As at	September 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	201,983	279,586
Restricted cash	19,661	19,338
Marketable securities	265	21,926
Accounts receivable	25,505	22,636
Biological assets	562	3,477
Inventory	142,550	127,782
Prepaid expenses and deposits	17,814	10,110
Investments	3,400	6,552
Assets held for sale	8,391	6,375
Net investment in subleases	3,603	3,701
	423,734	501,483
Non-current assets
Long-term deposits	9,720	8,584
Right of use assets	133,792	134,154
Property, plant and equipment	176,144	143,409
Net investment in subleases	18,262	19,618
Intangible assets	73,776	74,885
Investments	29,058	90,702
Equity-accounted investees	550,523	519,255
Goodwill	148,282	67,260
Total assets	1,563,291	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities	57,230	48,153
Lease liabilities	33,809	30,206
Derivative warrants	6,800	11,002
	97,839	89,361
Non-current liabilities
Lease liabilities	137,201	139,625
Other liabilities	6,860	2,709
Total liabilities	241,900	231,695

Shareholders' equity
Share capital	2,366,775	2,292,810
Warrants	2,260	2,260
Contributed surplus	76,912	68,961
Contingent consideration	2,279	2,279
Accumulated deficit	(1,178,063)	(1,091,999)
Accumulated other comprehensive income	31,306	32,188
Total shareholders' equity	1,301,469	1,306,499
Non-controlling interest	19,922	21,156
Total liabilities and shareholders' equity	1,563,291	1,559,350

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited - expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period	(21,827)	(98,844)	(91,128)	(210,857)
Adjustments for:
Income tax recovery	-	(6,927)	-	(8,718)
Interest and fee revenue	(3,445)	(4,312)	(11,077)	(10,750)
Change in fair value of biological assets	1,819	1,899	6,767	(1,403)
Share-based compensation	5,373	2,069	11,475	6,711
Depreciation and amortization	16,602	11,294	49,535	24,271
Loss (gain) on disposition of assets	14	(6)	275	(408)
Inventory obsolescence	9,126	(2,307)	22,594	3,545
Finance costs	2,142	8,409	9,773	34,853
Change in estimate of fair value of derivative warrants	2,840	8,500	(4,202)	(6,856)
Unrealized foreign exchange loss (gain)	68	(75)	44	(40)
Asset impairment	1,783	86,522	4,248	88,372
Share of (profit) loss of equity-accounted investees	(6,581)	(9,176)	(15,161)	24,711
Realized loss on settlement of marketable securities	46,082	-	138,874	-
Unrealized loss on marketable securities	(46,053)	5,513	(129,656)	58,685
Additions to marketable securities	-	-	-	(3,500)
Proceeds from settlement of marketable securities	3,241	-	6,704	-
Income distributions from equity-accounted investees	-	976	-	1,661
Interest received	3,325	3,874	10,245	9,673
Change in non-cash working capital	13,033	1,163	(43,722)	(45,271)
Net cash provided by (used in) operating activities from continuing operations	27,542	8,572	(34,412)	(35,321)
Net cash provided by operating activities from discontinued operations	-	-	4,314	-
Net cash provided by (used in) operating activities	27,542	8,572	(30,098)	(35,321)
Investing activities
Additions to property, plant and equipment	(3,042)	(2,119)	(5,683)	(6,654)
Additions to intangible assets	(32)	-	(88)	(55)
Additions to investments	195	(60,676)	(507)	(74,770)
Additions to equity-accounted investees	-	(8,072)	(16,989)	(102,272)
Proceeds from disposal of property, plant and equipment	1,150	3	1,287	4,003
Acquisitions, net of cash acquired	-	-	3,695	(31,149)
Change in non-cash working capital	730	(754)	1,857	(495)
Net cash used in investing activities from continuing operations	(999)	(71,618)	(16,428)	(211,392)
Net cash used in investing activities from discontinued operations	-	-	-	-
Net cash used in investing activities	(999)	(71,618)	(16,428)	(211,392)
Financing activities
Change in restricted cash	(205)	70	(323)	7,677
Payments on lease liabilities, net	(9,793)	(9,127)	(29,400)	(18,751)
Repurchase of common shares, net of costs	-	(4,096)	(1,536)	(6,149)
Repayment of long-term debt	-	-	-	(10,000)
Change in non-cash working capital	(17)	4,996	182	7,112
Net cash used in financing activities from continuing operations	(10,015)	(8,157)	(31,077)	(20,111)
Net cash used in financing activities from discontinued operations	-	-	-	-
Net cash used in financing activities	(10,015)	(8,157)	(31,077)	(20,111)
Change in cash and cash equivalents	16,528	(71,203)	(77,603)	(266,824)
Cash and cash equivalents, beginning of period	185,455	362,630	279,586	558,251
Cash and cash equivalents, end of period	201,983	291,427	201,983	291,427

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, change in estimate of fair value of derivative warrants, depreciation and amortization, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, realized gains or losses on marketable securities, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, inventory impairment (recovery) and obsolescence, restructuring costs and transaction costs.. The Company presents both consolidated or total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended September 30, 2023
Net earnings (loss)	6,449	2,753	(13,774)	9,834	(27,089)	(21,827)
Adjustments
Finance costs	1,652	679	(241)	52	-	2,142
Change in estimate of fair value of derivative warrants	-	-	-	-	2,840	2,840
Depreciation and amortization	9,436	4,340	954	-	815	15,545
Change in fair value of biological assets	-	-	1,819	-	-	1,819
Change in fair value realized through inventory	-	-	(2,330)	-	-	(2,330)
Unrealized foreign exchange (gain) loss	-	-	68	-	-	68
Unrealized (gain) loss on marketable securities	-	-	114	(46,167)	-	(46,053)
Realized loss on marketable securities	-	-	-	46,082	-	46,082
Share-based compensation	-	2	-	-	5,371	5,373
Asset impairment	1,640	108	35	-	-	1,783
Loss (gain) on disposition of PP&E	(21)	49	(14)	-	-	14
Cost of sales non-cash component (1)	-	-	601	-	-	601
Inventory impairment (recovery) and obsolescence	-	-	9,126	-	-	9,126
Restructuring costs	-	-	(323)	-	1,031	708
Transaction costs	-	-	-	-	226	226
Adjusted EBITDA	19,156	7,931	(3,965)	9,801	(16,806)	16,117

(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended September 30, 2022
Net earnings (loss)	10,736	(84,848)	(5,686)	10,179	(29,225)	(98,844)
Adjustments
Finance costs	2,570	1,142	13	4,684	-	8,409
Change in estimate of fair value of derivative warrants	-	-	-	-	8,500	8,500
Depreciation and amortization	407	2,076	-	-	7,300	9,783
Income tax recovery	-	-	-	(6,927)	-	(6,927)
Change in fair value of biological assets	-	-	1,899	-	-	1,899
Change in fair value realized through inventory	-	-	1,506	-	-	1,506
Unrealized foreign exchange (gain) loss	(2)	-	(73)	-	-	(75)
Unrealized (gain) loss on marketable securities	-	-	-	5,513	-	5,513
Share-based compensation	-	105	-	-	1,964	2,069
Asset impairment	-	84,366	2,156	-	-	86,522
Loss (gain) on disposition of PP&E	(4)	(2)	-	-	-	(6)
Cost of sales non-cash component (1)	-	-	1,861	-	-	1,861
Inventory impairment (recovery) and obsolescence	-	-	(2,307)	-	-	(2,307)
Restructuring costs	-	-	-	-	-	-
Transaction costs	-	-	-	-	417	417
Adjusted EBITDA	13,707	2,839	(631)	13,449	(11,044)	18,320

(1) Cost of sales non-cash component is comprised of depreciation expense

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. Free cash flow is defined as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), net cash used for acquisitions plus cash provided by dispositions (if any).

	Three months ended September 30
($000s)	2023	2022
Change in cash and cash equivalents	16,528	(71,203)
Adjustments
Repurchase of common shares	-	4,096
Free cash flow	16,528	(67,107)

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 13-NOV-23